UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AREL COMMUNICATIONS AND SOFTWARE LTD.
(Name of Subject Company)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(Name of Person(s) Filing Statement)

Ordinary Shares, par value NIS 0.001 per share
(Title of Class of Securities)

M14925107
(CUSIP Number of Class of Securities)

Daniel Yelin, CFO
Arel Communications and Software Ltd.
22 Einstein Street, Park Hamadah, Building 22, Post Office Box 4042,
Kiryat Weizmann, Nes Ziona, 74140, Israel
(972) 8-940-7711

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Barak S. Platt, Adv.
Yigal Arnon & Co.
One Azrieli Center
Round Tower
46th Floor
Tel-Aviv, Israel, 67021
(972) 3-608-7777

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

        (a) The name of the subject company is Arel Communications and Software Ltd., an Israeli company (the “Company”). The address and telephone number of the principal executive offices of the Company are 22 Einstein Street, Park Hamadah, Building 22, Post Office Box 4042, Kiryat Weizmann, Nes Ziona, 74140, Israel and +972-8-940-7711.

        (b) The title of the class of equity securities to which this Statement relates is the Company’s Ordinary Shares, par value NIS 0.001 per share (the “Ordinary Shares”). As of May 13, 2004, there were 13,128,466 Ordinary Shares issued and outstanding. The Company’s Ordinary Shares are quoted on the Nasdaq Small Cap Market, under the symbol “ARLC”.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

        (a) The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Statement, are set forth in Item 1(a) above and are incorporated herein by reference. The Company’s website address is www.arelcom.com. The information on the Company’s website should not be considered part of this Statement.

        (d) This Statement relates to the offer by Clayton L. Mathile (the “Purchaser”), to purchase for cash from the Company’s shareholders 656,424 Ordinary Shares or such greater number of Ordinary Shares that will represent 5% of the total voting rights of the Company outstanding as of the expiration of the offer, at the price of $4.75 per share, net, without interest, upon the terms and subject to the conditions set forth in the Purchaser’s offer to purchase and related letter of transmittal (the “Offer”).

        The Offer is disclosed in a Tender Offer Statement on Schedule TO dated May 21, 2004 (the “Schedule TO”), filed by the Purchaser with the Securities and Exchange Commission. The Purchaser’s Offer to Purchase is filed as Exhibit (a)(1)(A) (the “Offer to Purchase”), and the related Letter of Transmittal is filed as Exhibit (a)(1)(B), to the Schedule TO and are incorporated herein by reference.

        The Schedule TO states that the address of the principal executive offices of the Purchaser is 6450 Sand Lake Road, Suite 200, Dayton, Ohio 45414 and the Purchaser’s telephone number at that address is (937) 264-4622.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described or referred to in this Statement, to the Company’s knowledge, there exists on the date this Statement was filed with the Securities and Exchange Commission no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (a) the Company, its executive officers, directors or affiliates or (b) the Purchaser or his affiliates.

         General

        Following the successful consummation of the Offer, the Purchaser will beneficially own at least 25% of the Company’s outstanding Ordinary Shares and, assuming that none of Company’s outstanding options are exercised, a maximum of approximately 27.4% of the Company’s outstanding Ordinary Shares. In addition, the Purchaser has agreed with Mr. Izhak Gross, the Company’s Chairman of the Board of Directors and the holder of 842,619 Ordinary Shares, to purchase any Ordinary Shares Mr. Gross continues to own following consummation of the Offer for a purchase price of $4.75 per share. Mr. Gross has agreed to tender all of the Ordinary Shares he owns in accordance with the terms of the Offer. Mr. Gross has undertaken to the Purchaser that following completion of the purchase of Mr. Gross’ Ordinary Shares by the Purchaser, Mr. Gross will resign as Chairman of the Board of Directors of the Company. The Purchaser’s holdings in the Company will increase to the extent Mr. Gross continues to hold shares following consummation of the Offer, which the Purchaser has agreed to purchase from him, up to a maximum of approximately 33.4% of the Company’s outstanding Ordinary Shares, assuming that none of the Company’s outstanding options are exercised. Under Israeli law, if the Offer is successfully consummated, regardless of whether or not the Purchaser acquires all of Mr. Gross’ shares, the Purchaser will not be able to determine the outcome of elections of directors and resolutions requiring approval by holders of a majority of the voting rights of the Company which are present, in person or by proxy, at a shareholders meeting, but will be able to prevent amendments to the Company’s Articles of Association because these resolutions require approval by the holders of at least 75% of the Company’s voting rights present, in person or by proxy, at a shareholders meeting. In addition, the Purchaser will be able to prevent the Company from effecting a merger (as defined in the Israeli Companies Law – 1999), as pursuant to the Companies Law, as it applies to the Company, this too requires approval by the holders of at least 75% of the Company’s issued and outstanding shares which are present, in person or by proxy, at a shareholders meeting.

        The Company’s Directors

        The Company and some of the Company’s directors have arrangements with the Purchaser or companies he controls that are described below and that may present the Company or the Purchaser with actual or potential conflicts of interest.

        As stated above, the Purchaser has agreed with Mr. Izhak Gross, the Company’s Chairman of the Board of Directors and the holder of 842,619 Ordinary Shares, to purchase any Ordinary Shares Mr. Gross continues to own following consummation of the Offer, and Mr. Gross has agreed to tender all of the Ordinary Shares he owns in accordance with the terms of the Offer. Mr. Gross has also undertaken to the Purchaser that following completion of the purchase of Mr. Gross’ Ordinary Shares by the Purchaser, Mr. Gross will resign as Chairman of the Board of Directors of the Company.

        Mr. Gross is one of the Company’s founders who served as its chief executive officer since 1988 until May 2002 and as its chairman of the board of directors since 1997. Pursuant to a May 2002 agreement, Mr. Gross agreed to conclude his service as the Company’s chief executive officer and agreed to serve as the active chairman of its board of directors until such time that he or the Board of Directors determines. In the event of the termination of Mr. Gross’ services as active chairman, he will be entitled to his salary and other benefits for the six-month period thereafter, including payment of $520 for every accrued but unused vacation day. The May 2002 agreement between Arel and Mr. Gross was approved by Arel’s audit committee, board of directors and shareholders.

        Leslie Banwart has been a director of the Company since January 2002. Since 1996, Mr. Banwart serves as the President of CYMI, Ltd., a company which the Purchaser controls and through which the Purchaser holds some of his Ordinary Shares.

        Mr. George Morris serves as a consultant to CYMI, Ltd., is a shareholder of Arel, and serves as a director of Arel.

         Arrangements under the Asset Purchase Agreement with W2Com, LLC

        In August 2000, the Company acquired substantially all of the assets and business activities of W2Com, LLC for an aggregate cash consideration of $2,250,000 and 3,681,818 newly issued Ordinary Shares. The members of W2Com were CYMI, Ltd., a company the Purchaser controls and through which the Purchaser holds some of his Ordinary Shares, M.E. Jones, Inc., and Mitchell E. Jones. The Purchaser, as trustee under an under an Amended and Restated Agreement of Trust for Clayton L. Mathile, was a shareholder in M.E. Jones Inc. According to the Offer to Purchase, subsequent to the Company’s acquisition of W2Com’s assets, W2Com distributed the Ordinary Shares issued by the Company to its members and M.E. Jones Inc., in turn distributed the Ordinary Shares to its shareholders. Following the aforesaid distributions and certain other events, the Purchaser beneficially owns 2,940,415 Ordinary Shares, representing approximately 22.4% of the outstanding Ordinary Shares of the Company.

        Under the terms of the Asset Purchase Agreement between the Company and W2Com, the Company amended its Articles of Association to provide a liquidation preference for the Ordinary Shares issued to W2COM (or its assigns and successors in interest) and to its affiliates (the “W2Com Shares”). Further to the amendment, the Company’s Articles of Association provide that in the event of the Company’s actual liquidation, the W2Com Shares shall be senior in liquidation to Company’s other issued and outstanding Ordinary Shares, up to the amount of $18.5 million (the “Liquidation Preference Amount”). In accordance with the terms of the amendment, and following W2Com’s failure to achieve its revenue projections for the fiscal year ended December 31, 2000, the Liquidation Preference Amount was reduced to approximately $9.3 million. The liquidation preference will terminate on such time that a registration statement for shares received as consideration for the purchase of W2COM is declared effective by the Securities and Exchange Commission. However, the sale of shares to third parties which are unaffiliated with W2Com will reduce the Liquidation Preference Amount by the dollar amount for which such shares are sold to such third parties.

        Pursuant to the terms of a Registration Rights Agreement entered into contemporaneously with the Asset Purchase Agreement, if the Company proposes to register any Ordinary Shares under the Securities Act of 1933, as amended, for the purposes of effecting a public offering, the Company shall include in such registration the W2Com Shares, subject to certain limitations. All fees and expenses incurred in connection with any such registration will be borne by the Company, except that the holders of the W2Com Shares that are to be registered will pay all underwriting and broker discounts and commissions relating to the W2Com Shares.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a)    Solicitation or Recommendation

        Based upon a determination by the board of directors of the Company, the board of directors of the Company is expressing no opinion and is remaining neutral with respect to the Purchaser’s Offer. Each shareholder must make its own decision as to whether to tender its Ordinary Shares and, if so, how many Ordinary Shares to tender. Izhak Gross, Leslie Banwart and George Morris, directors of the Company, may have or be deemed to have actual or potential conflicts of interest in the Offer and did not participate in the consideration of the Offer by the board of directors of the Company.

        Although the board of directors of the Company is expressing no opinion and is remaining neutral with respect to the Purchaser’s Offer, the board of directors believes shareholders should carefully read the Offer and this Statement before making any decision regarding tendering their Ordinary Shares and consider, among other things, the following factors in deciding whether to tender their Ordinary Shares in the Offer:

        • Historical market prices of the Ordinary Shares: Shareholders should review the information regarding the Company’s share price performance set forth under the caption “Price Range of the Shares; Dividends on the Shares” in Section 6 of the Offer to Purchase under the heading “The Tender Offer” and also obtain a current market quotation for the Ordinary Shares;

        • Financial condition, results of operations, business and prospects of the Company: Shareholders should review the Company’s financial information set forth in the 2002 Annual Report on Form 20-F and other reports of the Company filed with the Securities and Exchange Commission; and

        • Certain U.S. and Israeli tax considerations related to the tender of the Ordinary Shares: Shareholders should review the tax information set forth under the caption “Material U.S. Federal Income Tax and Israeli Income Tax Consequences”in Section 5 of the Offer to Purchase under the heading “The Tender Offer”.

        In addition, shareholders should consult their own financial and legal advisors and make such other investigations concerning the Offer as they deem necessary.

(b) Reasons

        The board of directors resolved to express no opinion and remain neutral with respect to the Offer for the following reasons:

        • But for requirements of Israeli law applicable if a purchaser crosses the 25% ownership threshold if no other person owns at least 25% of the voting rights in the Company, the Company believes that (i) the Purchaser would acquire the Ordinary Shares held by Mr. Gross without conducting the Offer and (ii) the Purchaser would attempt to acquire additional Ordinary Shares through private transactions or open market purchases. Under such circumstances, the Company would not have been required to, and would not, make any recommendation to its shareholders in connection with such purchases.

        • The Company has not participated in, and takes no responsibility for, the Purchaser’s Offer, and each holder of the Company’s Ordinary Shares and his, her or its financial advisor are in a better position to decide whether tendering or refraining from tendering would meet the investment objectives of such shareholder.

(c) Intent to Tender

        Other than the Company’s Chairman who has undertaken to the Purchaser to tender all of the 842,619 Ordinary Shares he owns and one director of the Company that has indicated his intent to tender a portion of the approximate 42,619 Ordinary Shares he owns pursuant to the Offer, to the best of the Company’s knowledge, its executive officers, directors, affiliates and subsidiaries who currently own Ordinary Shares do not currently intend to tender any of the Ordinary Shares which are held of record or beneficially owned by such persons pursuant to the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        During the past sixty (60) days, other than as set forth in this Statement, no transactions in the Ordinary Shares have been effected by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

        On May 3, 2004, the Purchaser and Mr. Izhak Gross, the Company’s Chairman executed a Share Purchase Agreement pursuant to which the Purchaser agreed to acquire all of Mr. Gross’ 842,619 Ordinary Shares at a price of $4.75 per share. The purchase of Mr. Gross’ shares is subject to the completion of the Offer. The Share Purchase Agreement between the Purchaser and Mr. Gross has been filed on May 13, 2004 as an exhibit to the Purchaser’s Schedule 13D/A, and is incorporated herein by reference.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) a tender offer for or other acquisition of securities by or of the Company; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of the Company.

        Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

Israeli Companies Law

        As an Israeli company, the Company is subject to Section 328 of the Israel Companies Law. In general, Section 328 provides that a “special tender offer” must be made by a purchaser of shares of a public company if, as a result of the acquisition, the purchaser would own more than 25% of the aggregate voting rights of the company and no other person owns at least 25% of the voting rights. Since the Purchaser is the Company’s largest shareholder, in order for the Purchaser to purchase additional Ordinary Shares above the 25% threshold, the Purchaser is required to conduct a special tender offer meeting the requirements of Israeli law. In addition, under the Companies Law, once a shareholder owns in excess of 25% of the outstanding shares of a company, this shareholder may purchase shares in the open market or through private transactions, and not strictly through a tender offer, unless as a result of the purchase the shareholder would own in excess of 45% of the outstanding shares of the company, if no other person owns at least 50% of the voting rights of the company.

Rights of Shareholders in the Offer

        As set forth in the Offer to Purchase, a shareholder will have no appraisal rights with respect to the Offer and shareholders may respond to the Offer by accepting the Offer or notifying the Purchaser of their objection to the Offer. Alternatively, they may simply do nothing and not tender their shares or object to the Offer. Under Israeli law, it is a condition to the Offer that the aggregate number of shares tendered in the Offer is greater than the number of shares represented in notices of objection. In making this calculation, the Purchaser is required to exclude shares held by him. Furthermore, according to the terms of the Offer, the shares tendered by Mr. Gross will not be counted in calculating the number of shares tendered for these purposes.

Regulatory Approvals

         Israeli Investment Center. As stated in the Offer to Purchase, prior to the consummation of the offer, the Company is required to receive the approval of the Investment Center of the Ministry of Industry and Trade of Israel regarding the purchase of Ordinary Shares pursuant to the Offer. This approval is required because the Company’s facilities currently enjoy “approved enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, which provides the Company with certain tax benefits. In order to maintain its “approved enterprise” status and such tax benefits, the Company is required, among other things, to obtain the approval of the Investment Center for certain changes in its shareholdings, including the purchase of the Ordinary Shares pursuant to the Offer. On or about May 19, 2004, the Company filed a request for approval with the Investment Center.  There is no assurance that the approval of the Investment Center will be received.

        Israeli Office of the Chief Scientist. Following the consummation of the Offer, the Company is required to notify the Office of the Chief Scientist of the Ministry of Industry and Trade of Israel of the purchase of the Company’s shares pursuant to the Offer. This notification is required because the Company receives funding for certain research and development activities under the Israeli Law for the Encouragement of Industrial Research and Development, 5744-1984.

        In addition, as set forth in the Offer to Purchase, the Purchaser must receive any necessary material approval, permit, authorization or consent of any U.S., Israeli or other governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) prior to the consummation of the Initial Offer Period under the Offer.

ITEM 9. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated May 21, 2004, (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on May 21, 2004).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed on May 21, 2004).

(a)(1)(C)	Notice of Objection (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO of Purchaser filed on May 21, 2004).

(a)(2)(A)	Text of Press Release issued by the Company on May 13, 2004 (filed under cover of Schedule 14D-9C on May 13, 2004 and incorporated herein by reference).

(a)(2)(B)	Text of Press Release issued by the Company on May 24, 2004 (filed under cover of Schedule 14D-9C on May 24, 2004 and incorporated herein by reference).

(e)(1)	Share Purchase Agreement between the Purchaser and Mr. Izhak Gross (incorporated herein by reference to Exhibit 1 to Purchaser's Schedule 13D/A filed on May 13, 2004).

(e)(2)	Asset Purchase Agreement among the Company, M.E. Jones, Inc., W2COM, LLC, W2COM International LLC, CYMI, Ltd. and Mitchell E. Jones, dated as of August 8, 2000 (incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Commission on or about June 25, 2001).

(e)(3)	Registration Rights Agreement among the Company, M.E. Jones, Inc., W2COM, LLC, W2COM International LLC, CYMI, Ltd. and Mitchell E. Jones, dated as of August 8, 2000 (incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Commission on or about June 25, 2001).

SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2004

AREL COMMUNICATIONS AND SOFTWARE LTD. BY: /S/ Daniel Yelin —————————————— Daniel Yelin Chief Financial Officer